UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

ASLAN Pharmaceuticals Announces Private Placement

On February 24, 2023, ASLAN Pharmaceuticals Limited (the “Company”) entered into a Unit Purchase Agreement (the “Purchase Agreement”) with fund entities affiliated with BVF Partners L.P. (collectively, “BVF”) and the other purchasers named therein (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers, in a private placement offering, an aggregate of (i) 112,359,550 ordinary shares, par value $0.01 per share (the “Ordinary Shares”), and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase five Ordinary Shares (represented by the Company’s American Depositary Shares (“ADSs”)) at a purchase price of $0.178 per Ordinary Share (or the equivalent of $0.89 per ADS) and $0.8895 per Pre-Funded Warrant, respectively, which represents a 15% premium to the ADSs’ ten-day volume-weighted average price (“VWAP”) (the “Private Placement”). Each ADS represents five Ordinary Shares. The Private Placement is expected to close on or about February 27, 2023 (the “Closing”), subject to customary closing conditions.

As part of the Private Placement, the Purchasers will also receive two tranches of warrants exercisable in the aggregate for up to 55,309,112 ADSs (or Pre-Funded Warrants). The first tranche of warrants is comprised (i) 50% of warrants that are exercisable upon issuance and until 60 days after the public announcement of the Company’s topline data from its TREK-AD Phase 2b clinical trial investigating eblasakimab in atopic dermatitis (the “eblasakimab announcement”) at an exercise price of $1.30 per ADS (the “Tranche 1A Warrants”) and (ii) 50% of warrants which can only be exercised within 60 days after the eblasakimab announcement at an exercise price based on the higher of $1.30 and a 50% discount to the ADS VWAP measured across a specified period after the eblasakimab announcement (the “Tranche 1B Warrants”). The second tranche of warrants is similarly comprised (i) 50% of warrants that are exercisable upon issuance until 60 days after the public announcement of topline interim data from the Company’s planned Phase 2 proof of concept trial investigating farudodstat (the “farudodstat announcement”) at an exercise price of $1.63 per ADS (the “Tranche 2A Warrants”) and (ii) 50% of warrants which can only be exercised within 60 days after the farudodstat announcement at an exercise price based on the higher of $1.63 and a 50% discount to the ADS VWAP measured across a specified period after the farudodstat announcement (the “Tranche 2B Warrants,” and together with the Tranche 1A Warrants, Tranche 1B Warrants and Tranche 2A Warrants, the “Tranche Warrants”). The Tranche Warrants have a term of five years and include a mandatory exercise provision, subject to the satisfaction of certain pre-specified conditions.

Pursuant to the Purchase Agreement, the Company has agreed to grant BVF the right to nominate one individual to the Company’s Board of Directors and recommend to its shareholders to elect such nominee until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding Ordinary Shares (including any Pre-Funded Warrants BVF holds as if fully exercised).

The Private Placement is expected to result in gross proceeds to the Company of approximately $20.0 million, and an additional $80.0 million in gross proceeds to the Company if all Tranche Warrants are fully-exercised.

The Company has agreed to file a resale registration statement with the U.S. Securities and Exchange Commission within 45 days after the Closing to register the securities issued in the Private Placement, including the securities issuable upon exercise of the Pre-Funded Warrants and Tranche Warrants (collectively, the “Securities”).

The Company has also agreed, among other things, to indemnify the Purchasers, their partners, members, officers and directors, and each person who controls such Purchasers, from certain liabilities and to pay certain expenses incurred by the Company in connection with the registration of the Securities.

The Private Placement is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving a public offering. The Purchasers have agreed to acquire the Securities for investment only and not with a view to or for sale in connection with any distribution thereof.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, form of Pre-Funded Warrant, form of Tranche 1A Warrant, form of Tranche 1B Warrant, form of Tranche 2A Warrant and form of Tranche 2B Warrant, which are filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, to this Form 6-K.

The representations and warranties and other statements in the Purchase Agreement (1) speak only as to the date on which they were made, and may be modified or qualified by confidential schedules or other disclosures, agreements or understandings among the parties, which the parties believe are not required by the securities laws to be publicly disclosed, and (2) may be subject to a different materiality standard than the standard that is applicable to disclosures to investors. Moreover, it was advised that information concerning the subject matter of the representations and warranties and other statements made in Purchase Agreement would likely change after the execution date of such agreement, and subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, investors should not rely upon representations and warranties and other statements in the Purchase Agreement as factual characterizations of the actual state of affairs of the Company. Investors should instead look to disclosures contained in the Company’s reports under the Securities Exchange Act of 1934, as amended.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form S-8 (File No. 333-252118) and Registration Statement on Form S-8 (File No. 333-263843).

Exhibits

Exhibit Number	Exhibit Description

99.1	Unit Purchase Agreement dated February 24, 2023, by and among ASLAN Pharmaceuticals Limited and the Purchasers named therein.

99.2	Form of Pre-Funded Warrant

99.3	Form of Tranche 1A Warrant

99.4	Form of Tranche 1B Warrant

99.5	Form of Tranche 2A Warrant

99.6	Form of Tranche 2B Warrant

Forward looking statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, the timing, terms and completion of the proposed Private Placement; the expected gross proceeds from the proposed Private Placement and any additional proceeds that may be received by the Company upon exercise, if any, of the Pre-Funded Warrants and Tranche Warrants issued in the Private Placement; statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; and the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for eblasakimab and farudodstat. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s U.S. Securities and Exchange Commission (“SEC”) filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the SEC on March 25, 2022. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: February 24, 2023